June 20, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David Burton
Staff Accountant

RE:	PUREDEPTH, INC.
ITEM 4.01 Form 8-K
Filed May 1, 2007
File No. 333-113273

Dear Mr. Burton:

We are writing in response to your letter dated May 14, 2007, and as confirmed in our telephone conversation yesterday, with respect to the above-referenced report filed by PureDepth, Inc. (the “Company”). Our numbered responses to your comments correspond to the numbered comments in your letter.

In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments and Responses

Form 8-K filed May 1, 2007

Item 4-01. Changes in Registrant’s Certifying Accountant

Comment 1
We note that your independent accountant’s resignation will become effective after the completion of the current audit of your company for the fiscal year ended January 31, 2007 and its review of the financial statements for the subsequent quarter ended April 30, 2007. As a reminder, an amended Form 8-K must be filed at the time of such effectiveness to update your disclosures. In this regard, please specifically state whether during your two most recent fiscal years and any subsequent interim period through the effective date of your former accountant’s resignation, you had any disagreements with your former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure as required by Item 304(a)(1)(iv)(A) of Regulation S-B. The phrase “during the subsequent interim period” does (and will) not sufficiently address this requirement since it does not clearly identify the period through which the former accountant was engaged.

Response 1	We have made the requested change in the Form 8-K/A filed concurrently with this letter (a copy of which is attached hereto).

Comment 2
To the extent that you amend the Form 8-K to comply with our comment, please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

Response 1	We have obtained the referenced Exhibit 16 letter from the former accountant and have filed it with the Form 8-K/A filed concurrently with this letter (a copy of which is attached hereto).

We hope that the above has been of assistance to you and that it is fully responsive to your comments. If you have any questions or require any further information, please call me at 650.632.0815 or Mike Pendergast at 650.632.0819.

Very truly yours,

PureDepth, Inc.

/s/ Jon McCaman

Jon McCaman
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A
Amendment No. 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (date of earliest event reported):  April 25, 2007

PUREDEPTH, INC.
(Exact name of registrant as specified in its charter)

Delaware	None	20-4831825
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

255 Shoreline Drive, Suite 610
Redwood City, California 94065
(Address of principal executive offices) (Zip code)

(650) 632-0800
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note:

PureDepth, Inc. (the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) to its Current Report on Form 8-K filed by the Company on May 1, 2007 (the “Form 8-K”) in order to (i) update the Item 4.01 disclosure as of the accountant’s effective resignation date , and (ii) file an additional letter from the auditor regarding the Company’s disclosure in this Amendment No. 1. No other information contained in the Form 8-K, which is incorporated herein by reference, is amended by this Amendment No. 1.

Item 4.01  Changes in Registrant’s Certifying Accountant

Mark Bailey & Company, Ltd. (“Mark Bailey”) has resigned as the Company’s independent accounting firm effective June 14, 2007 (the “Effective Date”). The Company is currently engaged in selecting a replacement independent accountant.

The report of Mark Bailey on the Company's financial statements for the ten-month fiscal period ended January 31, 2006 and the fiscal year ended January 31, 2007 did not contain an adverse opinion or a disclaimer of opinion and was not modified as to uncertainty, audit scope, or accounting principles.

In connection with the audit of the Company's financial statements for the ten-month fiscal period ended January 31, 2006 and the fiscal year ended January 31, 2007, and during the subsequent interim period through the Effective Date, there were no disagreements with Mark Bailey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Mark Bailey, would have caused Mark Bailey to make reference to the subject matter of the disagreements in connection with its report, nor were there any “reportable events” as provided in Item 304(a)(iv)(B) of Regulation S-B promulgated under the Securities Act of 1934, as amended.

The Company provided Mark Bailey with a copy of this disclosure and requested that Mark Bailey furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether Mark Bailey agrees with the above statements. A copy of Mark Bailey's letter dated June 14, 2007, is filed as Exhibit 16.2 to this Amendment No. 1.

Item 9.01     Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description
16.2	Letter from Mark Bailey & Company, Ltd. dated June 14, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned hereunto duly authorized.

PUREDEPTH, INC.:
( Registrant )

Date: June 20, 2007	By:	/s/ JONATHAN J. McCAMAN
JONATHAN J. McCAMAN Chief Financial Officer

Exhibit 16.2

June 14, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioner:

We have read Item 4.01 of the Amendment No. 1 to the Form 8-K of Puredepth, Inc., filed May 1, 2007, and are in agreement with the statements contained in the first sentence of paragraph 1 and paragraphs 2, 3, and 4 of Item 4.01 on page 2 therein. We have no basis to agree or disagree with the second sentence of paragraph 1 and the other statements of the registrant contained therein.

Sincerely yours,

/s/ Mark Bailey and Company, Ltd.
Mark Bailey and Company, Ltd.
Reno, Nevada